
BISON
Welcome to the BisonEV Retrofits Inc. Crowdfunding Campaign
Converting Fossil Fuel Vehicles to Electric Vehicles

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$0	
TOTAL RAISED	
0	$213.45 Million
INVESTORS	VALUATION
$1.00	$250.00
PRICE PER SHARE	MIN. INVESTMENT
Common	Equity
SHARES OFFERED	OFFERING TYPE
$5 Million	Reg CF
OFFERING MAX	OFFERING

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Top reasons to Invest

- Promising Up-and-Coming Electric Vehicle (EV) Industry
- Experienced Management And Execution Team
- Low Risk Proven Retrofitting Process
- Proven and Tested Technology
- Rapidly Growing Consumer Base

BisonEV Retrofits Inc. is about Green

Converting fleets of gasoline-powered vans, buses and passenger vehicles to electric vehicles.

Capital expected to be deployed to:

- Build a manufacturing plant
- Establish strategic alliances to grow on a national scale

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A Look At The EV Market

- 500000 — EV Chargers To Be Installed By 2030
- 2 — Currently 2% of vehicles in US market are electric
- 170 — Upcoming US EV Investment (In Trillions of $)
- 100 — Uber and Lyft have committed to be 100% emission free by 2030
- 2050 — The US is targeted to be net zero CO2 emissions by 2050
- 83 — The price of EV Lithium-ion battery packs have fallen by 83% since 2010

Who We Are

The BisonEV Management Team



Hank Venter - CEO



Ian Thomson - Co-CTO



Greg Coles - Director of Operations



Fernando Mera - COO



Steve Petusky - Technology and Marketing Executive



Dr. Gerard Human - Co-CTO

RAPIDLY GROWING OPPORTUNITY FOR EV!

- Technology
- Policy
- Economics
- Organizations


EV Market Share
US
Europe
China
Global share of sales
50%
40%
30%
20%
10%
0%
Source: Deloitte analysis, IHS Markit, EV-Volumes.com

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The BisonEV Timeline

- Technology developed in South Africa with BisonEV CEO
- Existing management worked with UK taxi and bus retrofitting contracts to gain more experience
- BisonEV Retrofits Inc. incorporated
- Developed commercialization plan with larger scale U.S roll-out
- Prototypes developed and built in North Carolina
- Projected U.S. roll-out of 6,440 electric vehicles in Year 1.(Based on internal estimates)

EV Market At A Glance

Why Be An Investor?

- 58%
- 90%
- $174 Billion
- $5 Billion

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BisonEV Market Opportunity



Network of Strategic Partnerships and Alliances

U.S. Growth Prospects

- Retrofit Facility
- Ideal Location
- Quick Revenue
- Capital Requirements

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OFFERING SUMMARY

COMPANY:	BisonEV Retrofits Inc
CORPORATE ADDRESS:	1 Water Street, Old Fort, NC 28762
OFFERING MINIMUM:	$25,000
OFFERING MAXIMUM:	$5,000,000
MINIMUM INVESTMENT AMOUNT (PER INVESTOR):	$250

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TERMS

OFFERING TYPE:	Equity
SECURITY NAME:	Series CF Non-Voting Common Stock
MINIMUM NUMBER OF SHARES OFFERED:	25,000
MAXIMUM NUMBER OF SHARES OFFERED:	5,000,000
PRICE PER SHARE:	$1.00
PRE-MONEY VALUATION:	$213,450,000

** Maximum Number of Shares Offered may be subject to adjustment for bonus shares, if applicable.*

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Use of Proceeds May Change Materially

Any information provided regarding the use of proceeds is an estimated forecast only. The Company might incur uses of proceeds that differ materially from any use of proceeds information provided to prospective investors, including salary or other compensation to current owners, founders, senior management, or their friends or relatives.

OFFERING DETAILS (LINK)	[Link]
FORM C FILING (LINK)	[Link]

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RISKS

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

IMPORTANT MESSAGE

REG CF INVESTMENTS, AND ALL EQUITY CROWDFUNDING INVESTMENTS, ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

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